Exhibit 99.20

March 30, 2011

CONSENT OF EDWARD McLEAN

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, Edward McLean, MAusIMM, Development Manager (Ausenco Services Pty. Ltd.), hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Metallurgical review of the Pascua-Lama Project;
2.	Technical report dated October 28, 2009, entitled “Amended NI 43-101, Technical Report, Pascua-Lama Project, Region III, Chile / San Juan Province, Argentina” addressed to Silver Wheaton Corp.

Yours truly,

/s/ Edward McLean
Edward McLean, MAusIMM
Development Manager
Ausenco Services Pty. Ltd.